Exhibit 99.1

Dejour Energy Receives Letter from NYSE MKT LLC

Vancouver, BC, November 27, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, announces that on November 21, 2013, the Company was informed by NYSE Regulation that it is not in compliance with three of the NYSE MKT stock exchange’s minimum listing requirements. Specifically:

1.	Reported stockholders’ equity of US$3,974,882 as at September 30, 2013 is less than US$4,000,000 and the Company has net losses in three of its four most recent fiscal years;

2.	Reported stockholders’ equity of US$3,974,882 as at September 30, 2013 is less than US$6,000,000 and the Company has net losses in its five most recent fiscal years, and

3.	The Company has sustained losses which are substantial in relation to its overall operations or its existing financial resources, or its financial condition, has become impaired that it appears questionable, in the opinion of the NYSE MKT, as to whether it will be able to continue operations and/or meet its obligations in the future.

The NYSE MKT has requested the Company submit a plan of compliance (“Plan”) by December 23, 2013 addressing how it intends to gain compliance to #1 and #2, above, by May 22, 2015 and to #3, above, by April 4, 2014.

The Company intends to submit a Plan in prescribed form to NYSE MKT prior to the due dates.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects covering over 100,000 net acres in NW Colorado’s Piceance Basin and 7,500 net acres in NE BC’s Peace River Arch region. The Dejour team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Follow Dejour Energy’s latest developments on:

Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy